

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
Kevin P. Clark
Principal Financial Officer
Delphi Automotive PLC
Courtney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re:** **Delphi Automotive PLC**
> **Registration Statement on Form S-4**
> **Filed March 1, 2012**
> **File No. 333-179829**

Dear Mr. Clark:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in

reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibits 99.6, 99.7, and 99.8

2. Please refile Exhibits 99.6, 99.7, and 99.8 with exhibit numbers indicating that they are being filed pursuant to Item 601(b)(5) of Regulation S-K, for an opinion regarding legality, rather than under Item 601(b)(99), which is for additional exhibits.

Exhibit 99.6

3. We note the statement that "[e]xcept as expressly referred to in this Opinion we have not seen or examined, and give no opinion on, any underlying or other documents referred to in the Documents." Please revise to clarify that counsel was not limited regarding the documents it was able to review and reviewed all relevant documents in regards to the following sections of the opinion: 1. Documents opined on and 2. Other documents examined.

4. Please delete the assumption in section 3.1.9 of Exhibit 99.6 that "there is nothing in any documents of which we have not had sight which might affect the opinions expressed in this Opinion."

5. Please delete the statement from section 6.1 of Exhibit 99.6 that "[t]his Opinion is addressed only to you." Similarly please delete the statement in the first paragraph of page 6 of Exhibit 99.7 that "no such party to whom this opinion is disclosed may rely on this opinion without our express consent." Because purchasers of the securities in the offering are entitled to rely on the opinion such limitations on reliance are not appropriate.

Exhibit 99.7

6. Please revise to delete the second sentence of section 3.4 of Exhibit 99.7. Such a limitation on the scope of documents examined is not appropriate.

Exhibit 99.8

7. Please delete the statement from paragraph D on page 3 of Exhibit 99.8 that "(without giving effect to the State of Michigan's conflict of laws rules) as an attorney licensed only in Michigan exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Michigan Guarantor and the transactions contemplated by the Indenture." Such a limitation is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 if you have questions regarding these comments.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Michael Kaplan
        Davis Polk & Wardwell LLP